================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       AnswerThink Consulting Group, Inc.
                              ---------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    036916104
                                    ---------
                                  CUSIP Number)

                              THINK New Ideas Inc.

                         45 West 36th Street, 12th Floor
                               New York, New York
                       -----------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 24, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   THINK New Ideas, Inc. (95-4578104)

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                       (b) [X]

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS*

    00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                         [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, U.S.A.

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7  SOLE VOTING POWER

       NUMBER OF      --------------------------------------------------------
         SHARES       8  SHARED VOTING POWER

      BENEFICIALLY

       OWNED BY            13,629,922

         EACH

       REPORTING      --------------------------------------------------------

        PERSON        9  SOLE DISPOSITIVE POWER

         WITH              13,629,922

                      --------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,629,922

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   39.76%

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14 TYPE OF REPORTING PERSON*

   CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Statement") relates to shares of common stock, $.001 par value per share, of AnswerThink consulting Group, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1001 Brickell Bay Drive, Suite 3000, Miami, Florida 33131.

Item 2.  Identity and Background
         -----------------------

         This Statement is filed by and on behalf of THINK New Ideas, Inc., a Delaware Corporation ("THINK"). THINK is engaged in the business of providing integrated consulting and technology enabled solutions to Fortune 500 companies. THINK's principal business and office are located at 45 W. 36th Street, 12th Floor, New York, New York 10018.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Please refer to Item 4 below.

Item 4.  Purpose of Transaction
         ----------------------

(a)      Not applicable.

(b) Pursuant to an Agreement and Plan of Merger dated as of June 24, 1999 (the "Merger Agreement"), by and among THINK, Darwin Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and the Issuer, and subject to the Merger Agreement's conditions, Merger Sub will be merged with and into the THINK (the "Merger"), with each outstanding share of common stock of THINK ("THINK Common Stock") being converted into the right to receive 0.70 shares of common stock of the Issuer ("Issuer Common Stock"). The Merger is subject to: (i) the approval of the Merger Agreement and the Merger by THINK's shareholders; (ii) approval of the issuance of Issuer Common Stock in the Merger by Issuer's shareholders; and (iii) the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, THINK will survive the Merger and become a wholly-owned subsidiary of Issuer. At the effective time of the Merger (the "Effective Time") each share of the THINK Common Stock then outstanding will be converted in to the right to receive 0.70 shares ("Exchange Ratio") of Issuer Common Stock, and all outstanding options or rights to acquire shares of THINK Common Stock will be assumed and converted into options to acquire shares of Issuer Common Stock as adjusted to reflect the Exchange Ratio.

         The foregoing summaries of the Merger and the Merger Agreement are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2 to THINK's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on July 1, 1999 (the "Form 8-K"), which is incorporated by reference herein in its entirety.

         As an inducement to THINK to enter into the Merger Agreement, each executive officer, director and certain stockholders (collectively, the "Stockholders") of Issuer, whose names are listed in Schedule I hereto, have entered into a voting agreement with THINK, dated as of June 24, 1999 (the "Voting Agreement"), pursuant to which each of the Stockholders has given THINK an irrevocable proxy to exercise the limited right to vote each share of Issuer Common Stock that each of the Stockholders owns (and may acquire) with respect to all matters related to the Merger Agreement. Pursuant to the Voting Agreement, THINK's, the shared voting power with the Stockholders relates to 13,629,922 shares of Issuer Common Stock (the "Proxy Shares"). The Stockholders and the number of Proxy Shares beneficially owned by each of them is set forth in Schedule I hereto which is incorporated by reference herein. In exercising its right to vote the Proxy Shares as lawful attorney and proxy of the Stockholders, THINK will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting, to vote the Proxy Shares in favor of approval of the Merger Agreement and the Merger and other matters contemplated therein. The Stockholders may vote the Proxy Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of: (i) the date and time that the Merger becomes effective; or (ii) the date the Merger Agreement is validly terminated pursuant to the termination provisions thereof.

         The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement itself, a copy of which was filed with the SEC on July 1, 1999 as Exhibit 99.2 to the Form 8-K.

(c)      Not applicable.

(d) The Merger Agreement provides that the Board of Directors of Issuer will take all actions necessary such that Ronald Bloom shall be appointed to Issuer's Board of Directors with a term expiring at the Annual Meeting of Issuer to be held in calendar year 2000. Additionally, Issuer shall include Mr. Bloom in the slate of nominees recommended to Issuer's Board of Directors at the year 2000 meeting.

(e) Other than as a result of the Merger described in Item 4 above, not applicable.

(f) - (j) Not applicable.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a)-(b) As a result of the Voting Agreement THINK may be deemed to be the beneficial owner of the Proxy Shares. The Issuer Common Stock over which THINK shares voting power constitutes, based on the number of shares outstanding on May 31, 1999, as represented by the Issuer in the Voting Agreement, beneficial ownership of approximately 39.76% of the shares of Issuer Common Stock. THINK has shared power to vote all of the Proxy Shares, and can vote the Proxy Shares for the limited purposes described above in connection with the Voting Agreement. THINK does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Voting Agreement. THINK (i) is not entitled to any other rights as a stockholder of Issuer as to the Proxy Shares; and (ii) disclaims any beneficial ownership of the Proxy Shares. To the best of THINK's knowledge, no shares of THINK Common Stock are beneficially owned by any of the persons named in Schedule I.

(c) THINK has not effected any transaction in Issuer Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------

          Except as described herein, THINK has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

The following are incorporated as exhibits hereto by reference to THINKS's Current Report on Form 8-K, filed with the SEC on July 1, 1999.

1. Agreement and Plan of Merger by and among AnswerThink Consulting Group, Inc., Think New Ideas, Inc. and Darwin Acquisition Corp., dated as of June 24, 1999

2. Voting Agreement, dated as of June 24, 1999, by and among THINK, Darwin Acquisition Corp. and certain shareholders of AnswerThink Consulting Group, Inc.

                                  SIGNATURES
                                  ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13D is true, complete and correct.

                                 THINK New Ideas, Inc.

                                 By: /s/ Ronald Bloom
                                 --------------------------------------
                                 Ronald Bloom
                                 Chairman and Chief Executive Officer


Dated: July 8 1999

                                                               SCHEDULE A PAGE 8

                                   SCHEDULE I

         The following information was provided to THINK by the Issuer pursuant to the terms of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement.

                                                        ISSUER               ISSUER               PERCENTAGE OF
     STOCKHOLDER NAME              ISSUER            COMMON STOCK         COMMON STOCK       OWNERSHIP OF OUTSTANDING
   ADDRESS AND TELE. NO.        COMMON STOCK       OWNED OF RECORD    OWNED BENEFICIALLY*/     ISSUER COMMON STOCK
   ---------------------        ------------       ---------------    ------------------       -------------------
Ted A. Fernandez                   100,000              - 0 -            1,366,670 (1)                 0.0%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Ted A. Fernandez Flint               --               1,366,670            1,366,670                  3.94%
Trust
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Allan R. Frank                     50,000             1,466,666            1,466,666                  4.22%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Ulysses S. Knotts, III              5,000             1,416,666            1,416,666                  4.08%
470 Montwicke Chase
Atlanta, GA 30327
(404) 219-3473

Luis E. San Miguel                  2,500              160,000            182,664 (2)                 0.46%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Luis & Mercedes San Miguel           --               22,664 (2)           22,664 (2)                 0.06%
7745 SW 78 Street
Miami, FL 33143
(305) 598-4001

John F. Brennan                    35,000              140,000              140,000                   0.40%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

William C. Kessinger                 --                 3,979            5,895,204 (3)                0.011%
6100 Sears Tower
Chicago, IL 60606
(312) 382-2239

Golder, Thoma, Cressey,              --               5,880,956          5,891,225 (4)                16.94%
Rauner Fund V, LP
6100 Sears Tower
Chicago, IL 60606
(312) 382-2239

                                                        ISSUER               ISSUER               PERCENTAGE OF
     STOCKHOLDER NAME              ISSUER            COMMON STOCK         COMMON STOCK       OWNERSHIP OF OUTSTANDING
   ADDRESS AND TELE. NO.        COMMON STOCK       OWNED OF RECORD    OWNED BENEFICIALLY*/     ISSUER COMMON STOCK
   ---------------------        ------------       ---------------    ------------------       -------------------
GTCR Associates V                    --               10,269 (4)           10,269 (4)                 0.03%
6100 Sears Tower
Chicago, IL 60606
(312) 382-2239

Fernando & Cecilia Montero           --                204,000            793,764 (5)                 0.59%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Vizcaya Investments, Inc.            --                136,432              136,432                   0.39%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Holtermann Corporation               --                226,664              226,664                   0.65%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Southampton, Ltd.                    --                226,668              226,668                   0.65%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Edmund R. Miller                     --                 - 0 -            2,540,668 (6)                 0.0%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Edmund R. Miller Flint               --               1,280,000            1,280,000                  3.69%
Trust
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Miller Capital Management            --                200,000              200,000                   0.58%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Southeast Investments, L.P.          --                680,000              680,000                   1.96%
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

                                                        ISSUER               ISSUER               PERCENTAGE OF
     STOCKHOLDER NAME              ISSUER            COMMON STOCK         COMMON STOCK       OWNERSHIP OF OUTSTANDING
   ADDRESS AND TELE. NO.        COMMON STOCK       OWNED OF RECORD    OWNED BENEFICIALLY*/     ISSUER COMMON STOCK
   ---------------------        ------------       ---------------    ------------------       -------------------
Southeast Investments                --                380,668              380,668                   1.09%
International, Ltd.
1001 Brickell Bay Drive
Suite 3000
Miami, FL 33131
(305) 375-8005

Jeffrey E. Keisling                15,000                200                  200                    0.00057%
Welsh and McKean Roads
Springhouse, PA 19477
(215) 444-5373

Robert J. Bahash                   15,000               7,400                7,400                    0.02%
1221 Avenue of the Americas
49th Floor
New York, NY 10020
(212) 512-6333

Alan T.G. Wix                     15,000**/              -0-                  -0-                      0.0%
                                        --
99 Merewood Road
Barnehurst, Kent
DA7 6PH England
01-322-335-052

*/ Explain any differences between record and beneficial ownership. Common stock owned beneficially as listed in this table does not include any options to purchase common stock, regardless of whether such options are presently exercisable or exercisable within 60 days of the date of the Acquiror Voting Agreement. **/ Options only. No shares of common stock owned of record or beneficially.

----------------
PERCENTAGES BASED ON COMMON STOCK OWNED OF RECORD AND A TOTAL OF 34,718,937 SHARES OF COMMON STOCK OUTSTANDING, IN ALL CASES, AS OF MAY 31, 1999.

(1) Consists of 1,366,670 shares held through the Ted A. Fernandez Flint Trust.

(2) Includes 22,664 shares beneficially owned and held of record jointly by Luis San Miguel and his wife, Mercedes.

(3) Includes 5,891,225 shares owned of record by Golder, Thoma Cressey, Rauner Fund V, L.P. ("GTCR V") and certain of its affiliates, as described in footnote (4), for which William Kessinger disclaims beneficial ownership except to the extent of his proportionate ownership interest therein.

(4) GTCR Associates V, a partnership affiliated with GTCR V, owns of record 10,269 shares. Mr. Kessinger is a principal in Golder, Thoma, Cressey, Rauner, Inc., which is the general partner of each of GTCR V and GTCR Associates V.

(5) Includes 204,000 shares beneficially owned and held of record jointly by Fernando Montero and his wife as joint tenants and 589,764 shares held of record by three entities whose investments are managed by affiliates of Mr. Montero. Mr. Montero disclaims beneficial ownership of the shares owned by these three entities. (Vizcaya Investments, Inc. - 136,432; Holtermann Corporation - 226, 664 shares; Southampton, Ltd. - 226,668 shares)

(6) Includes (i) 1,280,000 shares held through the Edmund R. Miller Flint Trust,
    (ii) 200,000 shares held of record by Miller Capital Management ("Miller Capital"), which is wholly owned by Mr. Miller, (iii) 680,000 shares held of record directly by Southeast Investments, L.P., which is an investment fund managed by Miller Capital and in which Mr. Miller owns, indirectly, approximately 42% interest, (iv) 380,668 shares held of record directly by Southeast Investments International, Ltd., which is an investment fund managed by Miller Capital. Mr. Miller disclaims beneficial ownership of the shares owned by these entities, except to the extent of his pecuniary interest therein.